CDN. $1,000,000,000 (OR EQUIVALENT)
EXTENDIBLE REVOLVING - TERM CREDIT FACILITY

SECOND AMENDING AGREEMENT

AMONG

HARVEST OPERATIONS CORP.
(as Borrower)

AND

THE FINANCIAL AND OTHER INSTITUTIONS NAMED HEREIN
FROM TIME TO TIME IN THEIR
CAPACITIES AS LENDERS
(as Lenders)

AND

CANADIAN IMPERIAL BANK OF COMMERCE
(as Agent)

Dated as of February 5, 2016

CANADIAN IMPERIAL BANK OF COMMERCE
(as Sole Lead Arranger and Sole Bookrunner)

SECOND AMENDING AGREEMENT

THIS SECOND AMENDING AGREEMENT is made effective as of February 5, 2016.

AMONG:

HARVEST OPERATIONS CORP.
as Borrower

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,
as Agent

- and -

THOSE FINANCIAL INSTITUTIONS WHICH
ARE OR HEREINAFTER BECOME LENDERS
UNDER THIS AGREEMENT
as Lenders

WHEREAS the Borrower, the Agent and the Lenders are parties to the Credit Agreement; and

WHEREAS the parties hereto have agreed to amend the financial covenant in Section 14.5 of the Credit Agreement.

NOW THEREFORE the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

(a)	In this Agreement including the recitals hereto and the Confirmation of Guarantees attached hereto, unless something in the subject matter or the context is inconsistent therewith:

(i)	"Agreement" or "Second Amending Agreement" means this second amending agreement;

(ii)	"Credit Agreement" means the second amended and restated credit agreement made as of April 22, 2015, among the Borrower, the Lenders and the Agent, as amended prior to the date hereof; and

(b)	All capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the Credit Agreement.

(c)	This Agreement is a "Document" for the purposes of the Credit Agreement.

1.2	Headings

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3	References

Except where the context otherwise requires, the words "hereto", "herein", "hereunder", "herewith" and similar expressions and the term "Agreement" mean and refer to this Agreement.

ARTICLE 2
AMENDMENT

2.1	Deferral of Financial Covenant

Section 14.5 of the Credit Agreement is amended by adding the following phrase at the end thereof: "at the end of any fiscal quarter ending after April 30, 2017; and, for clarity, this financial covenant shall only apply if the Credit Facility Termination Date is extended in accordance with the terms of this Agreement until a date ending after April 30, 2017".

ARTICLE 3
FEES

3.1	Fees

On or before the Effective Date, the Borrower shall pay to the Agent for the account of each Lender which approves the amendment set forth in Section 2.1 of this Agreement an amendment fee equal to 5 bps calculated on the amount of such Lender's Individual Commitment Amount.

ARTICLE 4
CONDITIONS

4.1	Conditions Precedent

This Agreement shall become effective on the Effective Date, provided that the following conditions have been met on or prior to such date (unless waived in writing by all Lenders):

(a)	the receipt by the Agent, for and on behalf of the Lenders, of an executed copy of this Agreement (including the Confirmation of Guarantees attached hereto);

(b)	the receipt by the Agent, for and on behalf of the Lenders, of the amendment fee set forth in Section 3.1 of this Agreement; and

(c)

the representations and warranties in Article 5 of this Agreement and Article 13 of the Credit Agreement (other than the representations and warranties in Section 13.1(j) of the Credit Agreement which will not be restated and in Section 13.1(n) of the Credit Agreement and Clause 3.13 of the KNOC Guarantee which will be restated as of the date referred to therein or first given) shall be true, complete and correct on and with effect from the Effective Date.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1	Representations and Warranties

The Borrower represents and warrants as follows to the Agent and to each of the Lenders and acknowledges and confirms that the Agent and each of the Lenders is relying upon such representations and warranties:

(a)	Status. The Borrower is a corporation duly amalgamated and validly existing under the laws of the Province of Alberta.

(b)	Authority. The Borrower has full corporate power and capacity to enter into and perform its obligations under this Agreement.

(c)

Valid Authorization. The Borrower has taken all necessary corporate action to authorize the creation, execution and delivery of, and performance of its obligations under, this Agreement and this Agreement has been duly executed and delivered in accordance with such corporate action.

(d)

Validity and Enforceability. This Agreement, and the Credit Agreement as amended by this Agreement, constitute valid and legally binding obligations of the Borrower and are enforceable against it in accordance with their respective terms, subject only to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors' rights, and to general principles of equity, including the fact that specific performance is an equitable remedy, available only in the discretion of the court.

(e)

No Violation, Breach, Conflict etc. The execution and delivery of this Agreement, and its terms (including the borrowing of the entire Aggregate Commitment Amount), does not conflict with or contravene or constitute a default or create any encumbrance under:

(i)	the constating documents or by-laws of the Borrower or any resolutions passed by the directors of the Borrower;

(ii)	any applicable Laws; or

(iii)	any material agreements to which any Harvest Party is a party including, without limitation, any agreements governing any of the Notes;

(f)	No Default. No Default or Event of Default has occurred or is continuing; and

(g)

Bringdown of Representations. The representations and warranties in Article 13 of the Credit Agreement (other than the representations and warranties in Section 13.1(j) of the Credit Agreement which will not be restated and in Section 13.1(n) of the Credit Agreement and Clause 3.13 of the KNOC Guarantee which will be restated as of the date referred to therein or first given) are true, complete and correct on and with effect from the Effective Date.

The representations and warranties set out in this Agreement shall survive the execution and delivery of this Agreement and the making of each Drawdown, notwithstanding any investigations or examinations which may be made by the Agent, the Lenders or counsel to the Agent and the Lenders. Such representations and warranties shall survive until the Credit Agreement, as amended by this Agreement, has been terminated.

ARTICLE 6
MISCELLANEOUS

6.1	Ratification

Except as amended pursuant to the terms hereof, the Credit Agreement and all other Documents are hereby ratified and confirmed as being in full force and effect.

6.2	Whole Agreement

The Credit Agreement, as amended by this Agreement, together with the other Documents, constitute the whole and entire agreement between the parties and cancels and supersedes any prior agreements, undertakings, declarations and representations, written or verbal, in respect of the subject matter of the Credit Agreement, as amended by this Agreement, and the other Documents.

6.3	Further Assurances

Each of the Borrower, the Agent and the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

6.4	Governing Law

The parties agree that this Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.

6.5	Time of the Essence

Time shall be of the essence of this Agreement.

6.6	Counterpart Execution

This Agreement may be executed in any number of counterparts and by different parties in separate counterparts and by facsimile, PDF email or other electronic means, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

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CONFIRMATION OF GUARANTEES

For good and valuable consideration (the receipt and sufficiency of which are hereby conclusively acknowledged), each of the undersigned hereby (a) consents to the amendments contained in the above Second Amending Agreement and (b) confirms and agrees that the Material Subsidiary Guarantee or KNOC Guarantee to which it is a party (and dated (i) February 3, 2006 in the case of Breeze Resources Partnership, Hay River Partnership, Harvest Breeze Trust No. 1 and Harvest Breeze Trust No. 2, (ii) April 30, 2010 in the case of 1496965 Alberta Ltd. and (iii) April 22, 2015 in the case of Korea National Oil Corporation) is and shall remain in full force and effect in all respects notwithstanding the above Second Amending Agreement and the amendments therein contained and shall continue to exist and apply, subject to the terms and conditions of such Material Subsidiary Guarantee or the KNOC Guarantee as the case may be, to all of the Harvest Lender Obligations (as defined in such Material Subsidiary Guarantee) or the Guaranteed Obligations (as defined in the KNOC Guarantee) as the case may be, including, without limitation, the Obligations of the Borrower under or pursuant to the Credit Agreement as amended by the above Second Amending Agreement. This Confirmation shall not alter, limit, derogate from or otherwise affect the provisions of (a) the Material Subsidiary Guarantees including, without limitation, Article 5 thereof and (b) the KNOC Guarantee including, without limitation, Section 2.4 thereof. Nothing in this Confirmation of Guarantees shall be deemed or construed as creating any obligation on the undersigned in addition to those set forth in the Material Subsidiary Guarantees or the KNOC Guarantee as the case may be.

Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement as amended by the Second Amending Agreement.

This Confirmation of Guarantees may be executed in any number of counterparts and by different parties in separate counterparts and by facsimile, PDF email or other electronic means, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.

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